

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2016

Garo H. Armen
Chief Executive Officer
Agenus Inc.
3 Forbes Road
Lexington, MA 02421

  Re: Agenus Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed April 15, 2016
    File No. 000-29089

Dear Mr. Armen:

  We completed our review of your filing on April 26, 2016. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Mary Beth Breslin for

            Suzanne Hayes
            Assistant Director
            Office of Healthcare and Insurance

cc: Zachary R. Blume
    Ropes & Gray LLP